FORM OF
                       EMPLOYMENT AGREEMENT


     This EMPLOYMENT AGREEMENT (this "AGREEMENT") is entered into by and between SOUNDVIEW TECHNOLOGIES INCORPORATED (the
"COMPANY") and ______________ ("EMPLOYEE"), as of the 6th day of July 1997.


SECTION I   EMPLOYMENT.

     The Company hereby employs Employee and Employee hereby accepts such employment, upon the terms and conditions hereinafter set forth, from July 6, 1997, to and including June 5, 2002 (the "TERM OF EMPLOYMENT"). Employee agrees to remain in the employ of the Company until at least June 5, 1999 (the "CONTRACT PERIOD"). During the Contract Period, if Employee voluntarily terminates his employment, Employee shall find an individual or individuals as replacements who (i) are acceptable to and approved by the Board of Directors (such approval not to be unreasonably withheld) and (ii) have comparable knowledge, skills and abilities as Employee and are willing to work for comparable salary and benefits as provided hereunder. If Employee voluntarily terminates employment during the Contract Period without finding such suitable and acceptable replacement, Employee shall pay to Company as liquidated damages 75,000 shares of the Common Stock of the Company. Employee acknowledges that such amount is not a penalty and reflects the parties" reasonable estimate of the minimal equity incentive needed to be given to a potential replacement for Employee.


SECTION II   DUTIES.

          Employee shall serve during the course of his employment with the Company as of the Company, and report directly to the Board of Directors with duties and responsibilities consistent in all respects with such positions.

          Employee agrees to devote so much of his business time, attention, and skills and efforts to the Company as is reasonably necessary to fulfill his obligations to carry out the business objectives of the Company, as such obligations are determined by the Board of Directors of the Company.

          For the term of this Agreement, Employee shall report to the ____________________ of the Company.


SECTION III   COMPENSATION.

          Base Salary. The Company will pay to Employee a base salary at the rate of $______ per year. Such salary shall be earned monthly and shall be payable in periodic installments no less frequently than monthly in accordance with the Company's customary practices. Amounts payable shall be reduced by standard withholding and other authorized deductions. Employee's salary will be increased based on the Company achieving certain performance goals based on the Company's quarterly net pre-tax profits. For the purposes of this agreement net pre-tax profits are any income realized by the Company after deducting all expenses incurred by the Company, with the exception of taxes payable, if any, from all revenue generated by the Company during a specified period. The Company's quarterly performance goal and corresponding salary increase are as follows:

          1) Upon the Company generating net pre-tax profits of $250,000 in a fiscal quarter, Employee's salary shall be increased to an annualized rate of $______.

          2) Upon the Company generating net pre-tax profits of $500,000 in a fiscal quarter, Employee's salary shall be increased to an annualized rate of $______.

          3) Upon the Company generating net pre-tax profits of $1,000,000 in a fiscal quarter, Employee's salary shall be increased to an annualized rate of $______.

     Any such adjustments set forth in this Section III-A shall be effective as of the beginning of the fiscal quarter next following the quarter in which the applicable performance goal is met.

          Bonus, Savings and Retirement Plans. Employee shall be entitled to participate in all Inventor Bonus Policies and savings and retirement plans, practices, policies and programs, if any, applicable generally from time to time at the discretion of the Board of Directors of the Company.

          Welfare Benefit Plans. Employee and/or his family, as the case may be, shall be eligible for participation in and shall receive all benefits under welfare benefit plans, practices, policies and programs, if any, provided by the Company from time to time (including, without limitation, medical, prescription, dental, disability, salary continuance, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent applicable generally from time to time as established by the Company.

          Expenses. Employee shall be entitled to receive prompt reimbursement for all reasonable employment expenses incurred by him in accordance with the policies, practices and procedures, if any, as in effect generally from time to time as established by the Company.

          Fringe Benefits. Employee shall be entitled to fringe benefits in accordance with the plans, practices, programs and policies, if any, as in effect generally from time to time as established by the Company.

          Vacation. Employee shall be entitled to paid vacation in accordance with the plans, policies, programs and practices, if any, as in effect generally from time to time as established by the Company.

          Modification of Benefits. The Company reserves the right to modify, suspend or discontinue any and all of the plans, practices, policies and programs set forth in paragraphs B through F above of this Section III at any time without recourse by Employee so long as such action is taken generally with respect to other similarly situated peer executives and does not single out Employee.


SECTION IV  TERMINATION.

          Death or Disability. Employee's employment with the Company shall terminate automatically upon Employee's death. If the Company determines in good faith that the Disability of Employee has occurred (pursuant to the definition of Disability set forth below), it may give to Employee written notice in accordance with Section XIX below of its intention to terminate Employee's employment. In such event, Employee's employment with the Company shall terminate effective on the 30th day after the giving of such notice to Employee in accordance with Section XIX below, unless within the 30 days after such notice date, Employee shall have returned to full-time performance of his duties, in which case Employee's employment with the Company shall resume as if such notice of termination had never been given. During Employee's Disability period, Employee's rights, if any, to receive benefits under Section III-C above shall not be affected by the Company's termination of Employee's employment with the Company. For purposes of this Agreement, "Disability" shall mean a physical or mental impairment which renders Employee unable to perform the essential functions of his position, even with reasonable accommodation which does not impose an undue hardship on the Company for a period of not less than 90 days. The Company reserves the right, in good faith, to make the determination of Disability under this Agreement based upon information supplied by Employee and/or his medical personnel, as well as information from medical personnel (or others) selected by the Company or its insurers.

          Cause. The Company may terminate Employee's employment for Cause. For purposes of this Agreement, "Cause" shall mean that the Company, acting in good faith based upon the information then known to the Company, determines that Employee has: (1) committed a material breach of his duties and responsibilities (other than as a result of incapacity (as defined below) due to Disability), and such breach has not been cured after notice and a reasonable opportunity to cure; or (2) been convicted of a felony or misdemeanor which involves acts of moral turpitude or which otherwise adversely affects the ability of the Company to conduct its business in a material way; or (3) refuses to perform required duties and responsibilities and which has or is reasonably anticipated to have a material adverse effect on the Company or performs them grossly incompetently; or (4) violated any fiduciary duty owed to the Company and which has a material adverse effect on the Company. "Incapacity" as used herein shall be limited only to such Disability which substantially prevents the Company from availing itself of the services of Employee.

          Other than Cause or Death or Disability. The Company may terminate Employee's employment at any time, with or without cause, upon written notice.

          Obligations of the Company Upon Termination.

          1. Death or Disability. If Employee's employment is terminated by reason of Employee's death or Disability, this Agreement shall terminate without further obligations to Employee or his estate, beneficiaries or legal representatives under this Agreement, other than for (a) payment of the sum of (i) Employee's annual base salary (after giving effect to any adjustments to base salary pursuant to Section III-A) through the date of termination to the extent not theretofore paid, (ii) any compensation previously deferred by Employee (together with any accrued interest or earnings thereon) and any accrued vacation pay, in each case to the extent not theretofore paid (the sum of the amounts described in clauses (i) and (ii) shall be hereinafter referred to as the "ACCRUED OBLIGATIONS"), and (iii) any other compensation including the pro rata portion of any bonus or incentive compensation payable to the Employee in respect to the relevant fiscal year which shall be paid to Employee or his estate, beneficiary, or legal representatives, as applicable, in a lump sum in cash within 30 days of the effective date of termination; and (b) payment to Employee or his estate, beneficiary or legal representatives, as applicable, any amounts due pursuant to the terms of any applicable welfare benefit plans described in Section III-C above.


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          2.   Cause or Quit.

               (a) If Employee's employment is terminated by the Company for Cause, this Agreement shall terminate without further obligations to Employee other than for the timely payment of Accrued Obligations and payment of any amounts due pursuant to the terms of any applicable welfare benefit plans described in Section III-C above. If it is subsequently determined by a non-appealable court of competent jurisdiction or by final and binding arbitration pursuant to Section V hereof that the Company did not have Cause for termination under Section IV-B above, then the Company's decision to terminate shall be deemed to have been made under Section IV-C above and the amounts payable under Section IV-D-3 below shall be the only amounts Employee may receive for his termination.

               (b) If Employee shall quit his employment with the Company, this Agreement shall terminate without further obligations to Employee other than for the timely payment of Accrued Obligations and payment of any amounts due pursuant to the terms of any applicable welfare benefit plans described in Section III-C above.
         Nothing in this paragraph shall be deemed to imply or be interpreted to mean that Employee has the right to quit his employment with the Company prior to the expiration of this Agreement or earlier termination by the Company of Employee's employment with the Company pursuant to the other provisions of this Agreement.

          3. Other than Cause or Death or Disability. If the Company terminates Employee's employment for other than Cause or Death or Disability, this Agreement shall terminate without further obligations to Employee other than the following: (a) the Company shall timely pay or cause to be paid to Employee the amount of the Accrued Obligations; (b) the Company shall pay or cause to be paid to Employee two times the Employee's total cash compensation, including Employee's annual salary at the time of termination, through the Term of Employment (but not less than one year), at such times as if Employee were still employed, less standard withholdings and other authorized deductions, and, if such termination occurs within the first two years of the Term of Employment, the Company will pay Employee an additional $250,000; (c) the Company shall provide to Employee the benefits, or comparable benefits thereto, provided under Section III-C above through the Term of Employment; and (d) the Company shall timely pay or cause to be paid to Employee any amounts due pursuant to the terms of any applicable welfare benefit plans described in Section III-C above.


SECTION V  ARBITRATION.

     Any controversy or claim arising out of or relating to this Agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, shall be submitted to arbitration, to be held in Los Angeles County, California in accordance with Labor Arbitration Rules of the American Arbitration Association. In the event either party institutes arbitration under this Agreement, the party prevailing in any such litigation shall be entitled, in addition to all other relief, to reasonable attorneys' fees relating to such arbitration. The nonprevailing party shall be responsible for all costs of the arbitration, including but not limited to, the arbitration fees, court reporter fees, etc.

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SECTION VI  ANTISOLICITATION.

     Employee promises and agrees that during the Term of this Agreement, he will not influence or attempt to influence customers, clients, partners, investors, or joint venturers of the Company or any of its present or future subsidiaries or affiliates, either directly or indirectly, to divert their business or investments to any individual, partnership, firm, business, corporation or other entity then in direct or indirect competition with the business of the Company, or any subsidiary or affiliate of the Company.


SECTION VII.  NONCOMPETITION

     A. Employee agrees that, during Term of Employment, he will not directly or indirectly, without the prior written consent of the Board of Directors of the Company, provide consultative service with or without pay, own, manage, operate, join, control, participate in, or be connected as a stockholder, partner, or otherwise with, any business, individual, partner, firm, corporation, or other entity which is then in competition with the business of the Company.

     B. It is expressly agreed that the Company will or would suffer irreparable injury if Employee were to compete with the business of the Company or any subsidiary or affiliate of the Company in violation of this Agreement and that the Company would by reason of such competitions be entitled to injunctive relief in a court of appropriate jurisdiction. Employee consents and stipulates to the entry of such injunctive relief in such a court prohibiting him from competing with the Company or any subsidiary or affiliate of the Company in violation of this Agreement.


SECTION VIII.  SOLICITING EMPLOYEES.

     Employee promises and agrees that he will not, for a period of one year following termination of his employment or the expiration of the Term of this Agreement, directly or indirectly solicit any of the employees of the Company, who, at any time during the last six months of such Employee's employment with Company, received an annual salary of $25,000 or more as an employee of the Company to work for any business, individual, partnership, firm, corporation, or other entity then in direct or indirect competition with the business of the Company or any subsidiary or affiliate of the Company.


SECTION IX.  CONFIDENTIAL INFORMATION.

          Employee shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses or prospective businesses, which shall have been developed or obtained by Employee during or prior to his employment by the Company or any of its affiliated companies and which shall not be public knowledge (other than by acts by Employee or his representatives or agents in violation of this Agreement). After termination of Employee's employment with the Company, he shall not, without the prior written consent of the Company, or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it.

          Employee agrees that all styles, designs, lists, materials, books, files, reports, correspondence, records, software programs, invention memoranda, and other documents (collectively, the "COMPANY MATERIAL") used, prepared, or made available to Employee, shall be and shall remain the property of the Company. Upon the termination of employment or the expiration of the Term of this Agreement, all materials owned by or related to the Company shall be returned immediately to the Company, and Employee shall not make or retain any copies thereof.


SECTION X.  TRADE SECRETS

     A. Employee acknowledges that the Company possesses and will continue to develop and acquire valuable Proprietary Information (as defined below), including information that Employee may develop or discover as a result of Employee's employment with the Company. The value of that Proprietary Information depends on it remaining confidential. The Company will depends on Employee to maintain that confidentiality, and Employee agrees to accept that position of confidence and trust.

     B. As used in this Agreement, "Proprietary Information" means any information (including any formula, pattern, compilation, device, method, technique or process) that was developed by, became known by, or was assigned or otherwise conveyed to the Company and derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use, and includes information of the Company, its customers, suppliers, joint venturers, licensors, licensees, distributors and other persons and entities with whom the Company does business.
Proprietary Information includes, without limitation, trade secrets, information, data, know-how, software programs, improvements, inventions, marketing plans, strategies, forecasts, computer programs, copyrightable material and customer lists.

     C. All Proprietary Information shall be the sole property of the Company and its assigns, and the Company and its assigns shall be the sole owner of all patents, copyrights and other rights in connection therewith. Employee agrees to assign to the Company any rights Employee may have or acquire in such Proprietary Information. At all times, both during Employee's Term of Employment by the Company and after its termination, Employee agrees to keep in confidence and trust all Proprietary Information, and Employee agrees not use or discuss any Proprietary Information or anything relating to it without the written consent of the Company, except as may be necessary in the ordinary course of performing my duties to the Company. Employee agrees to cooperate with the Company and use his best efforts to prevent the unauthorized disclosure, use or reproduction of all Proprietary Information.


SECTION XI.  OWNERSHIP OF INVENTIONS

     A. During the Term of Employment, Employee agrees to promptly and fully disclose to the Company, or any persons designated by it, all discoveries, improvements, inventions, formulas, ideas, processes, designs, techniques, know-how, data, and computer programs, whether or not patentable, made or conceived or reduced to practice or learned by Employee, either alone or jointly with others, during the Term of Employment that are specifically related to the business of the Company (all said improvements, inventions, formulas, ideas, processes, designs, techniques, know-how, data, and computer programs shall be hereinafter collectively called "Inventions").

     B. Employee agrees that all Inventions which Employee make, conceive, reduce to practice or develop (in whole or in part, either alone or jointly with others) during Term of Employment shall be the sole property of the Company to the maximum extent permitted by law and the Company shall be the sole owner of all patents, copyrights and other intellectual property or other rights in connection therewith. Employee agrees to assign to the Company any rights Employee may have or acquire in such Inventions and any right, title and interest in any patents, copyrights, or patent or copyright applications based thereon. This Agreement does not require assignment of an invention which an employee cannot be obligated to assign under federal or state law. However, Employee agrees to disclose any Inventions as required by Section X hereof regardless of whether Employee believes the Invention is protected by law, in order to permit the Company to engage in a review process to determine such issues as may arise. Such disclosure shall be received in confidence by the Company. Employee further understands that Employee bears the burden of proving that an Invention cannot belong to the Company under applicable federal or state laws.

     C. Employee agrees to perform, during and after Term of Employment, all acts deemed necessary or desirable by the Company to permit and assist it, at the Company's expense, in obtaining and enforcing patents, copyrights or other rights on such Inventions and improvements in any and all countries. Such acts may include, but are not limited to, execution of documents and assistance or cooperation in legal proceedings. Employee agrees to irrevocably designate and appoint the Company and its duly authorized officers and agents, as Employee's agents and attorneys-in-fact to act for and in Employee's behalf and instead of Employee, to execute and file any applications or related filings and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights or other rights thereon with the same legal force and effect as if executed by Employee.

     D. Notwithstanding the foregoing, Employee agrees to assign to the Company (or to any of its nominees) all rights which Employee may have or acquire in any Invention, full title to which is required to be in the United States by a contract between the Company and the United States or any of its agencies.

     E. Employee will be entitled to bonuses under the Company's Incentive Bonus Policy as in effect from time to time.


SECTION XII.  SUCCESSORS.

     A. This Agreement is personal to Employee and shall not, without the prior written consent of the Company, be assignable by Employee.

     B. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns and any such successor or assignee shall be deemed substituted for the Company under the terms of this Agreement for all purposes. As used herein, "successor" and "assignee" shall include any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires the stock of the Company or to which the Company assigns this Agreement by operation of law or otherwise.


SECTION XIII.  WAIVER.

     No waiver of any breach of any term or provision of this Agreement shall be construed to be, nor shall be, a waiver of any other breach of this Agreement. No waiver shall be binding unless in writing and signed by the party waiving the breach.


SECTION XIV.  MODIFICATION.

     This Agreement may not be amended or modified other than by a written agreement executed by Employee and an authorized officer of the Company.


SECTION XV.  SAVINGS CLAUSE.

     If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of the Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.


SECTION XVI.  COMPLETE AGREEMENT.

     This instrument constitutes and contains the entire agreement and understanding concerning Employee's employment with the Company and the other subject matters addressed herein between the parties, and supersedes and replaces all prior negotiations and all agreements proposed or otherwise, whether written or oral, concerning the subject matters hereof. This is an integrated document.


SECTION XVII.  GOVERNING LAW.

     This Agreement has been executed and delivered within the State of Connecticut, and the rights and obligations of the parties hereunder shall be construed and enforced in accordance with, and governed by, by the laws of the State of California without regard to principles of conflict of laws.


SECTION XVIII.  CONSTRUCTION.

     Each party has cooperated in the drafting and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against any party on the basis that the party was the drafter. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.


SECTION XIX.  COMMUNICATIONS.

     All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when deposited in the United States mail by first class, registered or certified mail, postage prepaid, addressed to Employee at Soundview Technologies, Two Soundview Drive, Greenwich, Connecticut 06830 or addressed to the Company at 12 S. Raymond Avenue, Pasadena, California 91105. Either party may change the address at which notice shall be given by written notice given in the above manner.


SECTION XX.  EXECUTION.

     This Agreement is being executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.


SECTION XXI.  LEGAL COUNSEL.

     Employee and the Company recognize that this is a legally binding contract and acknowledge and agree that they have had the opportunity to consult with legal counsel of their choice.


     In witness whereof, the parties hereto have executed this Agreement as of the date first above written.


SOUNDVIEW TECHNOLOGIES
INCORPORATED


By:
  R. Bruce Stewart
     Corporate Secretary
     H. LEE BROWNE

"EMPLOYEE"


By:


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